

September 28, 2015

Mail Stop 4546

Via E-mail
Angel Santodomingo Martell
Chief Financial Officer
Banco Santander (Brasil) S.A.
Avenida Presidente Juscelino Kubitschek 2,041 and 2,235
Bloco A. Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

> **Re: Banco Santander (Brasil) S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-34476**

Dear Mr. Martell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Business Overview, page 30

Loan Portfolio, page 74

1. We note from your disclosure on page F-101 in your rating tools discussion, that you use proprietary internal rating models to measure the credit quality of a given customer or transaction, that each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, with the exception of certain portfolios classified as "low default portfolios" and rating/scores models are used in your loan approval and risk monitoring process. We also note from your methodology for impairment losses discussion on page 81 that you use a probability of default to estimate your provisions for loan losses. In an effort to provide transparency into the credit quality of

your loan portfolio, please expand your disclosure in future filings to include a table that presents your loan portfolio by internal risk rating, including the related probability of default.

Note 1. Introduction, Basis of Presentation of the Consolidated Financial Statements and Other Information, page F-10

b) Basis for Consolidation, page F-12

2. We note from your disclosure in Appendix I – Subsidiaries of Banco Santander (Brasil) S.A. on page F-119, that various investment funds, in which you hold no ownership interest, are consolidated based upon your effective control. Please tell us and revise your basis of consolidation policy in future filings to discuss the terms of your contractual relationships with these investment funds that effectively gives you control. Additionally, as part of your response, discusshow these terms differ from the contractual relationships with off-balance sheet funds under management as disclosed on page F-83, including your related principal or agent consideration.

e) Measurement of Financial Asset and Liabilities and Recognition of Fair Value Changes, page F-16

3. We note your disclosure of financial asset and liabilities carried at fair value classified within the fair value hierarchy on page F-18. Tell us how you complied with the disclosure requirements for financial assets and liabilities not measured at fair value within paragraph 97 of IFRS 13 as it requires you to disclose the level of the fair value hierarchy within which the fair value measurement is categorized (Level 1, 2 or 3) and a description of the valuation techniques and inputs used pursuant to paragraphs 93(b) and (d).

g) Offsetting of Financial Instruments, page F-21

4. We note your policy with regard to offsetting of financial instruments and that those financial instruments are offset only if you and your subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously. However, we were unable to find the related required disclosures related to offsetting financial assets and financial liabilities as required by IFRS 7 paragraphs 13A through 13F. Please revise your disclosure in future filings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Yolanda Trotter at (202) 551-3472 with any questions regarding comments on the financial statements. Please contact me at (202) 551-3494 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services II